PROVIDENT ENERGY TRUST ANNOUNCES COMPLETION OF
MANAGEMENT INTERNALIZATION TRANSACTION

NEWS RELEASE NUMBER 3-03	January 17, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident” or the “Trust”) (TSX–PVE.UN; AMEX–PVX) today announced that it has completed the internalization of its management structure for a total cost of $18 million. The management internalization process has resulted in the elimination of the net operating income base fee and the total incentive fee effective December 31, 2002. Tom Buchanan and Randy Findlay will continue in their current roles as senior officers and directors of Provident.

The management internalization transaction received approval at a special meeting of Trust Unitholders and Exchangeable Shareholders held on January 17, 2003. Approximately 73.5% of the Trust Units and Exhangeable Shares voted in favour of the management internalization resolution. A second resolution facilitating certain amendments to the Trust Unit Option Plan was not approved.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN, Chief Executive Officer Phone (403) 296-2232	RANDY FINDLAY, President Phone (403) 781-5343	MARK N. WALKER Vice President, Finance and Chief Financial Officer Phone (403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

Provident Energy Ltd.
Corporate Office
900, 606 — 4th Street S.W.
Calgary, Alberta
Canada T2P 1T1

Phone:  (403) 296-2233
Fax:      (403) 294-0111